Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Spark Therapeutics, Inc.:

We consent to the use of our report dated March 14, 2016 with respect to the balance sheets of Spark Therapeutics, Inc. (formerly Spark Therapeutics, LLC) as of December 31, 2014 and 2015 and the related statements of operations, members’/stockholders’ equity and cash flows for the period from March 13, 2013 (inception) through December 31, 2013 and the years ended December 31, 2014 and December 31, 2015 incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 13, 2016